SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Excaliber Enterprises, Ltd.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92840H103

(CUSIP Number)

Dr. Allen Cato c/o Cato Holding Company 4364 South Alston Avenue Durham, North Carolina 27713 (919) 361-2286

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2011

(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:☐.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Cato Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
					(a)	☐
					(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS				SC. WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION				North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7

SOLE VOTING POWER
1,615,038 shares, represented by 1,448,694 shares held outright and warrants to purchase 166,344 shares, all of which are directly owned by Cato Holding Company, except that Dr. Allen E. Cato, Ph.D.,M.D. (“Dr. Cato”) may be deemed to have sole voting power with respect to such shares.

		8	SHARED VOTING POWER 0
9

SOLE DISPOSITIVE POWER
1,615,038 shares, represented by 1,448,694 shares held outright and warrants to purchase 166,344 shares, all of which are directly owned by Cato Holding Company, except that Dr. Cato may be deemed to have sole dispositive power with respect to such shares.

		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON			1,615,038
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES (See Instructions)				☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)			14.8%
14	TYPE OF REPORTING PERSON (See Instructions)			CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Allen E. Cato, Ph.D., M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
					(a)	☐
					(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS				PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION				United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7

SOLE VOTING POWER
1,648,301 shares, represented by (a) 8,596 shares held outright and warrants and options to purchase 24,667 shares, all of which are held directly and (b) 1,615,038 shares beneficially held by Cato Holding Company.

		8	SHARED VOTING POWER 0
9

SOLE DISPOSITIVE POWER
1,648,301 shares, represented by (a) 8,596 shares held outright and warrants and options to purchase 24,667 shares, all of which are held directly and (b) 1,615,038 shares beneficially held by Cato Holding Company.

		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON			33,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES (See Instructions)				☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)			0.3%
14	TYPE OF REPORTING PERSON (See Instructions)			IN

Statement on Schedule 13D

ITEM 1.	SECURITY AND ISSUER.

          This statement on Schedule 13D relates to the shares of Common Stock, $0.001 par value per share of Excaliber Enterprises, Ltd., a Nevada corporation (the “Issuer”), whose principal offices are located at 384 Oyster Point Boulevard, No. 8, South San Francisco, California 94080.

ITEM 2.	IDENTITY AND BACKGROUND.

(a,b)      This Schedule 13D is being filed on behalf of (i) Cato Holding Company, a North Carolina corporation, with its principal office at 4364 South Alston Avenue, Durham, North Carolina 27713-2220 and (ii) Dr. Allen E. Cato (“Dr. Cato”), c/o Cato Holding Company, 4364 South Alston Avenue, Durham, North Carolina 27713-2220.

(c)        Cato Holding Company is principally engaged in the business of providing services related to the conduct and development of clinical trials of pharmaceuticals and medical devices.

(c,f)      Dr. Cato is the founder and Chief Executive Officer of Cato Holding Company and is a citizen of the United States.

(d)        Neither Dr. Cato nor Cato Holding Company, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemanors).

(e)        Neither Dr. Cato nor Cato Holding Company, individually or collectively, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Cato Holding Company and Dr. Cato acquired their shares, warrants and options of the Issuer in connection with the May 11th, 2011 merger of a Vistagen Therapeutics, Inc., a California corporation (“Vistagen”), with Excaliber Merger Subsidiary, Inc., a subsidiary of the Issuer (the “Merger”). In the Merger, shares of Vistagen stock held by Cato Holding Company and Dr. Cato were converted into shares of the Issuer's Common Stock. Similarly, warrants and options which previously were exercisable for Vistagen Common Stock converted into warrants and options, respectively, exercisable for the Issuer's Common Stock.

           Cato Holding Company acquired its Vistagen shares and warrants in a number of transactions between August 30, 2001 and May 10, 2011. As consideration for these shares and warrants, Cato Holding Company paid, in aggregate, $400,000 in cash, performed services for Vistagen valued at $957,593, and agreed to perform services valued at $275,000 following the Merger. In addition, Cato Holding Company received 542,700 shares of Vistagen in connection with the April 28, 2003 merger between Vistagen and Artemis Neuroscience, Inc.

           The source of the funds used by Cato Holding Company to purchase the shares was working capital of Cato Holding Company. No part of the purchase price was borrowed by Cato Holding Company for the purpose of acquiring such securities.

           Dr. Cato received his shares for a total of $34,586 in cash. His warrant to purchase Vistagen shares was transferred to him from Cato Holding Company as partial compensation for services he rendered to Cato Holding Company. Additionally, Dr. Cato received an option to purchase Vistagen common stock as compensation in connection with his prior service on Vistagen's Board of Directors.

           The source of funds used by Dr. Cato to purchase his shares and warrant was personal funds. No part of the purchase price was borrowed by Dr. Cato for the purpose of acquiring such securities.

ITEM 4.	PURPOSE OF TRANSACTION.

           Cato Holding Company and Dr. Cato hold the securities described in Item 5 of this statement for investment purposes only. They have no plan or proposal which related to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)      Regarding aggregate beneficial ownership and precentage beneficial ownership, see Rows 11 and 13, respectively, of the cover page relating to Cato Holding Company and Dr. Cato. Regarding sole and shared power to vote shares, see Rows 7 and 8, respectively, of the cover pages. Regarding the sole power and shared power to dispose of shares, see Rows 9 and 10, respectively, of the cover pages.

             Cato Holding Company beneficially holds 1,615,038 shares of the Issuer's Common Stock, corresponding to 14.8% of the Issuer's Common Stock, on a fully-diluted basis. Because Dr. Cato is the Chief Executive Officer and majority holder of Cato Holding Company, he is deemed to be the beneficial owner of these 1,615,038 shares of the Issuer's Common Stock held by Cato Holding Company under Rule 13d-3(a).

             Dr. Cato beneficially holds 1,648,301 shares of the Issuer‹s Common Stock, corresponding to 15.1% of the Issuer's Common Stock, on a fully-diluted basis. Such amount includes 1,615,038 shares benefically held by Cato Holding Company. Dr. Cato disclaims any beneficial interest except to the extent of his pecuniary interest in such shares.

(c)         Under an April 27, 2011 Securities Purchase Agreement, Cato Holding Company agreed to acquire 157,143 shares of Vistagen Common Stock in exchange for $275,000 of services to be provided by Cato Holding Company to Vistagen Common Stock.

             On April 29, 2011, the holders of Vistagen Preferred Stock converted their preferred shares in to shares of Vistagen Common Stock. As a result, 9,017 shares of Vistagen Series B Preferred Stock, 1,085,400 shares of Vistagen Series B-1 Preferred Stock and 35,423 shares of Vistagen Series C Preferred Stock, each held by Cato Holding Company, converted into a total of 1,129,840 shares of Vistagen Common Stock. Similarly, 5,339 shares of Vistagen Series C Preferred Stock then held by Dr. Cato converted into 5,339 shares of Vistagen Common Stock.

             On April 29, 2011, Vistagen entered into a Conversion Agreement with various holders of promissory notes previously issued by Vistagen. Cato Holding Company was one of those holders. Under this agreement and a related subscription agreement, Cato Holding Company converted $350,000 due under a note for 226,000 shares of Vistagen Common Stock and a warrant to purchase 56,500 shares of Vistagen Common Stock at $5.00 per share.

             On May 10, 2011, two convertible promissory notes, totaling $1,110,101, issued by Vistagen to Cato Holding Company automatically converted into 634,343 shares of Vistagen Common Stock and a warrant to purchase 158,585 shares of Vistagen Common Stock at $2.50 per share.

             On May 11, 2011, Vistagen merged with Excaliber Merger Subsidiary, Inc., a subsidiary of the Issuer. As a result of this merger, each share of Vistagen was converted into the right to receive half of a share of the Issuer. In addition, each warrant or option to purchase Vistagen Common Stock was converted into the right to receive a warrant or option to purchase half the number of shares Issuer's Common Stock as the original warrant or option would have been exercisable for, at twice the exercise price as the original warrant or option.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Dr. Cato is the Chief Executive Officer and majority stockholder of Cato Holding Company and, in such roles, has the power to direct the voting and sale of shares held by Cato Holding Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

 (A)           Agreement of Joint Filing

SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2011

Dr. Allen E. Cato	/s/ Allen E. Cato
Signature

Cato Holding Company	/s/ Allen E. Cato
Signature Allen E. Cato Chief Executive Officer